Filed by Instinet Group Incorporated
                                            Pursuant to Rule 425 under the
                                            Securities Act of 1933

                                            Commission File No.: 000-32717
                                            Subject Company: Island Holding
                                            Company, Inc.


On July 22, 2002 Instinet Group Incorporated held its Second Quarter 2002 Earnings Conference Call. The transcript of that call follows:


Instinet Group Incorporated
Second Quarter 2002 Earnings
Conference Call Transcript

Date: July 22, 2002

Time: 5:00 pm New York time

Length: 51 minutes

Operator: Genesys Conference Call

OPERATOR:

Good afternoon. I will be your conference facilitator. After the speaker's remarks there will be a question and answer period. I will provide further instructions before we take questions. I would like to turn the conference call over to John Pitt, Vice President Investor Relations of Instinet. Mr. Pitt, you may begin the conference.

JOHN PITT, INSTINET:

Good afternoon and welcome to Instinet Group's conference call to discuss second quarter earnings. During this conference call we may make statements that are forward-looking in nature. Our actual results may be materially different from the results anticipated in those statements. You can find a detailed discussion of certain important factors that could cause actual results to differ materially from our expectations in our annual report on Form 10-K for the year-end of December 31, 2001 and other documents filed with the SEC, which are available on our web site. Today we will have remarks by Mark Nienstedt, Instinet's Acting President and CEO and Chief Financial Officer, and Jean-Marc Bouhelier, our Chief Operating Officer. Mark Nienstedt will speak first. Over to you Mark.

MARK NIENSTEDT, INSTINET:

Thank you and good afternoon, this is Mark Nienstedt. I'd like to welcome you to Instinet's earning call for the second quarter of 2002. I'd like to start out by reviewing our second quarter. On a reported gap basis Instinet lost $69.9 million or 24 cents per share. This loss includes significant costs to restructure our operations, cost related to our fixed income business which we shut down during the quarter and a loss on our equity investments. Exclusive of these specific items we lost one cent per share. We successfully achieved each of our key second quarter objectives. We significantly improved our products and competitiveness. We have grown our liquidity and trading volumes and we have significantly reduced our core fixed-cost base. In addition, we negotiated the key strategic acquisition of the Island ECN to deliver further longterm benefits to our customers and our shareholders.

First I'll touch on our share volume figures in the U.S. market. Prior to the second quarter Instinet had seen declines in its share of Nasdaq and total U.S. market volumes in each of the prior three quarters. This trend was related to three factors. First, there were major changes in the market place, most notably decimalization. Second, increasing weakness in the equity markets themselves impacted many of our customers, and third, the market looked to us for faster performance, more modern front ends and prices scaled to service levels.

As we have indicated previously, Instinet has aligned its core business with its key customer groups. We addressed system performance issues to become one of the fastest electronic services and have released modern, efficient front ends designed with our customers to meet their specific requirements. We have tailored our pricing in line with service levels and introduced liquidity rebates to strengthen our liquidity pool. The result has been dramatic. Following the introduction of our new pricing in mid March our share volume and share of market volume has grown each month. From 10.8 percent of Nasdaq in March we have grown to 15.9 percent in June, and July is showing an increase from June's level.

The growth in our U.S. share volumes has come largely from our broker-dealer customers. Broker dealer share volume grew by about 43 percent from the first quarter. In the second quarter, while broker-dealers accounted for 74 percent of our U.S. share volume, they represented just 21 percent of our net equity transaction fee. A year ago the portion of our net transaction fees related to broker-dealers trading in U.S. stocks was 44 percent.

Pricing of U.S. shares, as expressed in average cents per side, was 36.5 cents per 100 shares in the second quarter, down from 55.0 cents per 100 in the first quarter and 63.9 cents per 100 in the second quarter of 2001. This reflects the full impact of the broker-dealer pricing changes that I discussed, as the second quarter was the first full quarter in which new liquidity pricing was in place.

We have addressed the need to align our pricing with both service levels and market conditions. We expect that while we will continue to monitor pricing as an important element of our product offering, we now offer substantial value across our customer groups. We may continue to experience the greatest volume growth from our lower price groups, with overall average pricing being somewhat lower over time. It is important to note that our offerings are priced at levels that are profitable at current volume levels and will support profit and margin growth as volumes increase.

Second quarter net non-U.S. equity revenue was $39.9 million, a slight increase from the prior quarter, but a decrease from the $48.8 million in the second quarter of 2001. Net non-U.S. equity revenue now represents 22 percent of net transaction fees.

I'll spend a few minutes on the cost side. We knew that we would need to reduce our fixed-cost base significantly to support the pricing initiatives that we implemented. During the second quarter we restructured our core equity business, globally, reducing our staff count from 1,830 to 1,559, and discontinued our fixed income operation, yielding an additional staff reduction of 107. Instinet's total staff count has decreased by 31 percent or 685 staff, over the past 12 months.

As we previously announced, we have been restructuring our operations with the intent of reducing our annualized fixed-cost base by approximately $120 million, compared with the fixed-cost base at the end of 2001. During the second quarter we aggressively implemented this program. We recorded restructure costs of $42 million, largely associated with staff reductions of 271 or 15 percent in our core equities business. This follows reductions in our core business of 179 in the first quarter of the year and is in addition to the reduction of 123 fixed income staff this year. At June 30, our global staff count was 1,559.

Again, as we previously announced, we discontinued our fixed income business during the second quarter. We included all costs related to this closure in the quarter and have shown the fixed income figure separately on our income statement as a discontinued operation. In the first Instinet quarter our fixed income business represented a net pre-tax cost of $9.8 million or about $39 million on an annual basis.

As a result we believe that the actions we have taken are sufficient to achieve our fixed-cost goal for the second half of 2002. We continue to identify additional areas to achieve improved cost efficiencies further throughout the year, and we expect cost synergies from the Island transaction.

Our balance sheet remains very strong. Our stockholder's equity, the book value of Instinet, totaled $1.38 billion at June 30th, 2002, compared to $1.36 billion a year earlier. Net cash and securities, excluding cash held for customers, totaled $633 million at June 30th, compared to $584 million a year ago. Goodwill and other intangibles totaled $194 million.

I'd like to provide a brief update on our Island transaction. We are in progress with our regulatory filings and as such we remain competitors. We have no reason to change any of our expectations regarding the transaction, its timing or its benefits. I'd now like to turn the call over to Jean-Marc Bouhelier, our Chief Operating Officer.

JEAN-MARC BOUHELIER, INSTINET:

Thank you and good afternoon. At our last briefing and at our recent Investor Day I outlined our core strategy, which is to deliver innovative products and services that improve our clients' performance at a price which is competitive, position Instinet in the evolving U.S. market structure, complete the re-engineering of our technology platform to shorten time to market, improve service and lower cost, and deliver an appropriate return to our shareholders.

On the product and services side, we have completed the alignment of our organization with our client groups. The leadership of each of the segments is now fully in place, and our rollout of new products is gathering momentum.

The last time we talked, the Instinet Trading Portal was in beta test with 20 clients, and we had planned to roll that to 60 clients. I am pleased to be able to say that, with our new web-based deployment model, we have been able to deploy the Portal to over 180 client sites.

Newport, our execution management platform for passive and quantitative managers, was also rolled out to external clients as scheduled in June, with 10 clients in the US and Europe now trading on this product. We are also using Newport internally with the majority of our global portfolio business being traded on this platform. The Global Portfolio Trading Desk in New York traded twice as many shares through Newport in June (77.5m) as in May. We are still targeting 40-50 client sites by the end of the year and will be deploying an interface to the US after-hours cross during the coming month.

Between Newport and the Portal somewhere in the region of 15% of our intra-day institutional business is passing through these new platforms.

On the sales side, we have accelerated our program to move clients to our new Direct-FIX technology, which provides faster response times and richer trading functionality than its predecessor, and is more cost-effective to Instinet. We have exceeded our conversion goals for clients and third-party vendors, having converted more than two-thirds of our FIX client base, and expect to have completed the entire conversion process by the end of the year, ahead of our original schedule. We believe that the combination of our increased performance together with our competitive pricing has contributed to the increase in participation from our market maker, direct access and program driven client groups.

The success of deploying Portal and Newport, which are available over private networks and the web, coupled with our planned migration to the Radianz RXN network, is beginning to have a material impact in reducing the overall cost of deployment of services to our customers. We believe this will enable us to continue to deliver a superior service at the most competitive price in the market.

On the clearing side, since the beginning of the year, through the use of techniques, such as compression, and other technology efficiencies, we have reduced our clearing expenses by $18 million year-on-year, and have a program to reduce them by another $5 million by the end of the year. We are also continuing to look at opportunities, both domestically and internationally, to offer correspondent clearing services and to further reduce our clearing expenses.

On the market structure front, our strategy is to provide our customers with the best tools for executing trades. Our smart router technology enables us to connect to multiple liquidity pools and this, coupled with our Automated Market Interaction functionality, allows us to expose our client orders to multiple venues and take advantage of liquidity wherever it exists. If SuperMontage represents significant liquidity, we would provide our clients with the choice of representing their orders in that marketplace. In the meantime, we are continuing to work with the regulators to ensure there is:

   o one, a viable alternative (the ADF),

   o two, clear independence of the SIP - the securities information processor, and

   o three, non-discriminatory pricing.

As we stated at our Investor Day, we believe that our merger with Island ECN will broaden and deepen our liquidity pool, which will benefit our clients and enable us to continue to provide the market with a viable and competitive alternative.

On the technology front, as demonstrated by the successful rollout of SmartRouter, Portal and Newport, we have significantly shortened our time to market for new product development. Our investment in improved performance and capacity enabled us to support a record day of just under seven million orders and over 700 million shares traded on 16th July with no interruption to service.

Looking forward we have a number of new products in our pipeline, some of which are being developed in partnership with our major clients and are therefore under non-disclosure agreements. However I would like to give you an insight into one of them, which is our block trading initiative. Our newest initiative in this area is `targeted orders', which is designed to help traders identify potential contras of a block order and negotiate directly with them, without diminishing their ability to expose the order anonymously to the market. Targeted orders is scheduled for deployment in Q3/Q4 of 2002.

Reviewing our Q2 business performance, we have seen quarter-on-quarter volume growth of 43% from our U.S. broker-dealer business. We have been particularly successful in driving Nasdaq-listed volume from our these customers through factors that include our new rate card, opening sub-penny trading in stocks priced below $10, faster response time, and open connectivity solutions and our renewed efforts in sales and relationship-building. Second quarter revenues from U.S broker-dealer clients represented 21% of our total global revenues.

Revenue from U.S. buy-side clients trading U.S. equities was down approximately 8% in Q2 versus Q1. Volumes from these customers fell 4% in the second quarter compared to the previous quarter, attributable largely to lower activity generally in the U.S. markets from these clients. However, we saw some good volume growth from the smallest of our buy-side customer groups -- the passive and quantitative client group -- up 21% quarter on quarter, driven by factors that include internal leveraging of Newport to handle portfolio trading, increased productivity, higher volumes from arbitrage traders, and our focus on relationship building. For the second quarter, revenue from U.S. buy-side clients trading U.S. equities represented 43% of total net revenues (52% including international buy-side clients trading U.S. equities).

Our international business -- comprising revenues from non-US equities and revenues from international clients trading US equities -- represented 31% of total Q2 net revenues. International revenues were flat quarter-on-quarter. In difficult markets we consider this a good result and are pleased with progress. As in the U.S., in the last quarter we have been resizing the European cost base for improved future profitability.

To conclude, by the end of the third quarter we will have completed the majority of our cost restructuring and will be operating with our new cost base. We will have completed the bulk of our new product deployment to a wider set of clients with a lower cost of ownership. We believe that this combination will help us achieve our operating target, which remains a pre-tax profit of 20%, and deliver an appropriate return to our shareholders.

I look forward to talking with you again. Now I'll turn the call back to Mark.

NIENSTEDT:

And I think we'll go straight in, John, to our Q&A.

OPERATOR:

Thank you, we will now begin the question and answer segment of this conference. If you have a question now, or any time during the remainder of the call, please press the number one, on your telephone keypad, and listen for a tone. The tone indicates that your line has been placed in the queue to have your question answered. Please make sure to take your phone off mute, as soon as you hear the tone. Questions will be answered in the order that they are received. When it is your turn, I will call your name. If you are using a speakerphone, please pick up the handset before speaking. Begin by stating your name and then ask your question. You can withdraw your question at any time by pressing the pound key. One moment for questions. The first question is from Daniel Goldberg. Please state your name and ask your question.

DANIEL GOLDBERG, BEAR STEARNS:

I guess just a couple questions. First, the biggest question is volume levels and how sustainable these volume levels are, and also the revenue per share, coming down about 35 percent quarter over quarter. Should we see this continuing coming down? Or just a little comment on some of the trading numbers.

NIENSTEDT:

I'll answer briefly and ask if Jean-Marc wants to add anything to it. I think we have seen significant increases in our share volume, Daniel, and it's been a result of the combination of factors including the faster performance of our system, some functionality improvements, and some of the rate-card changes that we've made to the broker-dealers [to make this] the best place for this customer group to trade. And we're continuing to notice that our volume figures have gone up pretty evenly each month since we've rolled out these changes, and continued to do that in July. So we feel very pleased that we match up very well with the alternatives for trading that are out there.

In terms of the price changes, what we had in the second quarter was the impact of revised pricing we put in mid-March, but we had it in for the full quarter, and it had liquidity rebates for brokers posting liquidity on Instinet. We had not had this element previously [except for] a very small amount in our first quarter. With that full impact in, we're getting the full benefit of it now. There is no anticipated further impact on this other than that, if volumes continue to grow faster in the lowest-price segments, the average will come down.

But actually each of our client areas is now priced and serviced competitively against what else is out there. So I don't see anything of the order [of the price declines] that we've had second quarter to first quarter.

GOLDBERG:

Second question was regarding, I guess, the SEC halting the market data programs. That have any impact on you? And then, also, I guess it does on Island. What's the potential impact there?

NIENSTEDT:

It's been an extremely small impact on us. That's been an immaterial part of our financials and not even a part of our forecast going forward. We're aware of the changes or the action that's been taken, and we don't believe that this is going to have a material impact on Island's financials. But we'll continue to monitor that as we go forward.

GOLDBERG:

And then just finally, any comment on SuperMontage and ADF - what's the latest on that?

NIENSTEDT:

Jean-Marc, do you have a view on any of the most recent developments on the ADF.

BOUHELIER:

As I said, you know, we're still working with the regulators to make sure that there is a viable alternative. We believe that more needs to be done to make that alternative a viable alternative, and so it's sort of work in progress. It's difficult to make much more comment on the subject.

GOLDBERG:

Thank you.

OPERATOR:

Our next question comes from Barry Chubrik. Please state your name and ask your question.

BARRY CHUBRIK, CSFB:

Hey, guys. Barry Chubrik at CSFB. Just a couple questions. First, do you have a sense what the pro forma market share on the Nasdaq would be if you rolled in Island? And secondly, in terms of the broker-dealer rebates, do you expect that to be at similar levels as a percentage of revenues in Q3? Thanks.

NIENSTEDT:

We publish our share volume figures on a weekly, monthly and quarterly basis on our web site. And Island, I believe, has similar information that it makes available daily as well as weekly and monthly. So I think you can draw your own assumptions on it from there. And your second question?

CHUBRIK:

Then in terms of the broker-dealer rebate, should that kind of remain at a similar level as a percentage of revenues in Q3?

NIENSTEDT:

We would expect it to, unless that group grows at a higher rate than the rest of our business. And that's certainly the case that we saw in the second quarter. We had significant growth from that group. So if the volumes continue to go up at the rates we've seen, you could get that to be a bit more of a percent [of the total] - although that business, if you were to net it out of revenue, would be profitable business to us.

CHUBRIK:

Right. And just lastly, in terms of Q3, should we continue to expect better profitability?

NIENSTEDT:

Well, you know, we were very close in Q2 on an ongoing operations basis. We took care of a lot of things that we needed to do to put us in a good position. July is off to a great start for us. So I think we're in a good position. You can continue to monitor our volumes as the quarter goes on. But I think that we're in a position to show a better result and have the full benefit of our cost cuts in through the quarter when they were only partially in for the second quarter.

CHUBRIK:

OK. Thanks, Mark.

OPERATOR:

Our next question comes from Glenn Schorr. Please state your name and ask your question.

GLENN SCHORR, DEUTSCHE BANK:

Hi, it's Glenn Schorr at Deutsche Bank. First of all, in terms of converting customers to [Direct- FIX], you said you converted two thirds, have a third to go. Do you expect to do the balance through the end of the year? Can we look for a proportional cost reduction on the communication line as that process [continues]?

BOUHELIER:

I'd like, if possible, to come back to you on that. I would say that the answer should be yes, but I'd like to come back to you because it may actually play both ways, because I'm not sure we've actually achieved as much telecom reduction in the second quarter as we were hoping to achieve. So I'd like to take it off-line and come back to you on that.

SCHORR:

OK. Not a problem. The increase in the broker-dealer trading - you made a lot of comments on that. Maybe just one last piece of information -- do you have any comment on how much of that comes from the broker-dealers' cash desks versus program trading?

BOUHELIER:

Yes. We can give you a sense for that. I mean, the average [growth] for the sell side business was 34 percent, as we said. And you know in that category we really have four groups of customers - we have market-makers, direct-access, program-trading and ECNs. And the marketmaker group was actually up about 34 percent, which is in line with the average for the entire group.

SCHORR:

Across the board. And that percentage is year over year or quarter or quarter?

BOUHELIER:

It's quarter over quarter. The increase for the entire [sell side] was 35 percent. The sub-segment of the market-makers increased by 34 percent. It's actually almost in line with the average. The program traders were obviously at the top end, and other ECNs coming and taking liquidity [were at] the low end of that.

SCHORR:

Right. Mark, we've had a couple of restructuring charges last couple of quarters. Good tax rate going forward?

NIENSTEDT:

I would say that, you know, for the year, we will sort of need to wait and see what our tax rate is because we've had the impact across a number of our companies which are both within and outside the United States. And we may very well be, after the restructure charges, [at] a fairly low margin for the whole year. And it's difficult to predict what the tax rate will be when the bottom line is small in relation to total revenue. I think we've got a plan as we go forward to work on our tax rate, but this is going to be an unusual year. It's going to be difficult to make an assessment as to what the ultimate tax rate will be for the year.

SCHORR:

OK. And then, following up on a previous question, just in terms of SuperMontage, are you guys still participating in testing?

BOUHELIER:

Yes.

SCHORR:

OK. And then the last one. On the SEC pulling off the market data revenue sharing, I understand the financial impact isn't that big, but is there anything that we could be reading into it in terms of the SEC's stance, their view on what the future market structure might look like? In other words, does your interaction with them lead you to believe that they are against fragmentation in any way, shape or form?

NIENSTEDT:

I think it's difficult to try to read something into that particular action by the SEC. It's certainly something we will continue to monitor, but I don't think it by itself is indicative of any real change in the SEC stance.

GLENN SCHORR:

OK. Fair enough. Thank you guys.

OPERATOR:

Our next question comes from Adam Townsend. Please state your name and ask your question.

ADAM TOWNSEND, J.P. MORGAN:

Hi. It's Adam Townsend, J.P. Morgan. Looking at the P&L, given the timing of the staff reductions and so forth, is it prudent to use the current level of compensation as an appropriate level for the remainder of the year?

NIENSTEDT:

I think what you see in the second quarter is the compensation and benefits line that was shown there does not have the full impact of the staff reductions since they occurred throughout the quarter.

TOWNSEND:

OK. So there's a lag effect there and we should see a further decline in that line item?

NIENSTEDT:

There is somewhat of a lag effect there, yes.

TOWNSEND:

OK. And then also there's a bump up in the marketing and business development line - small, but I'm just trying to get a handle on it. As you roll out more products, should that expect to remain near the current level or return back to levels of late last year?

NIENSTEDT:

I would expect that would come down somewhat from the second-quarter levels. There were a few one-time items that were in there that aren't indicative of a permanent level.

TOWNSEND:

OK. And then, finally, not to dwell on the market-share gains - they've certainly been impressive - but it looks like, looking at the daily data, you've certainly gained a nice chunk of volume from stocks like WorldCom that have been trading, you know, at elevated levels of share volumes. Do you have any sense if you netted that out -extraordinary stocks like that - what the market-share gains would look like?

BOUHELIER:

We have been watching that, actually, and just to give you a sense, at four-thirty tonight our market share was 18.1 percent. Our market share in WorldCom was 18.3 [percent]. So actually our market share in WorldCom was pretty much in line with our market share across all Nasdaq stocks. I've been watching it, and I would say with the exception of one or two days in the last few weeks, every day our market share in WorldCom has been pretty much in line with our overall market share. So I'm not expecting that to create a significant spike from a market-share perspective. Obviously, from a volume perspective, it creates a spike; from a market-share perspective, it does not.

TOWNSEND:

OK. Great. Thank you very much.

OPERATOR:

Our next question comes from Charlotte Chamberlain. Please state your name and ask your question.

CHARLOTTE CHAMBERLAIN, JEFFRIES & COMPANY:

Good afternoon. I guess it's early evening there. Getting back to SuperMontage, I was wondering - we're hearing that while the Nasdaq folks are claiming that the technology and the roll-outs are going quite well, in fact, it's not hooking up real well with some of the search engines, like the Brass engine, that the broker-dealers use. And I was just wondering from your perspective -- you said you are participating - how well that's going. And the other issue about Super-Montage is, given that they're clearly late to the party in terms of getting out their own ECN, I was wondering if you're anticipating that they will, in fact, have to cut prices in order to attract participation, especially if there's not total connectivity with many of the market-makers and broker-dealers. Thank you.

BOUHELIER:

OK, well, I guess three things. One is that with one exception, I think on the Saturday morning testings [of SuperMontage] we've had significant problems because Nasdaq was not ready. Our experience so far with the testing has been, I would say, reasonable. We understand attending the conference call from Nasdaq that there are issues with integration with third-party vendors such as Brass, and my understanding from Nasdaq is that their view seems to be that as long as that does not get fixed, they're not going to push to launch the system. Then, in terms of pricing, you know, it's very difficult for us to comment on the pricing of Nasdaq. I mean, the only thing we can say is from our perspective, we expect the market to remain very competitive. We have done a lot of work to actually be integrated into our customers' solutions. We are well-integrated into Brass, we are well-integrated into PowerNet, into Lava, into all those products. And we think that, you know, that in a way provides a solution which is at least as good, if not better, than anything that the market can provide.

CHAMBERLAIN:

Well, that gets exactly to my point, that you've got a very powerful system, Lava has a very powerful system, PowerNet has a very powerful system. Is there anything else that you see other than price cuts ...

BOUHELIER:

I have to tell you that when I go to customers, I have exactly that conversation, which is that once you have Lava or PowerNet on your desk with access to all the liquidity pools, with all the depth and the limit orders and the fast connectivity, I'm struggling to understand what you're missing. But something must be missing because, you know, it looks like there's a necessity to bring another solution to the market. But certainly, whoever is equipped with that kind of platform today has access to all pools of liquidity in a very efficient manner, as far as we're concerned.

CHAMBERLAIN:

Well, I totally agree with you, as well. So it would seem to me. But my quandary is, "OK, we've got a new system. It doesn't have any super-wonderful bells or whistles." It seems to me the only way you can get the sell side to participate is to cut prices so that you're cheaper than other sources of liquidity. Or am I missing something?

BOUHELIER:

I can't really disagree with you, but it's very difficult for me to comment on the pricing policy of one of our competitors.

CHAMBERLAIN:

OK. Thank you.

OPERATOR:

Our next question comes from Mike Vinciquerra. Please state your name and ask your question.

MIKE VINCIQUERRA, RAYMOND JAMES:

Good afternoon. Mike Vinciquerra with Raymond James. One housekeeping issue, Mark. Can you reconcile for us the restructuring cost, just kind of getting us from the 24-cent loss down to the one-cent loss on an operating basis, including the tax effect and that type of thing? If it's something you want to do off-line, that's fine, too.

NIENSTEDT:

Yes, why don't we do that off-line? We've got a bit of a reconciliation, and if you come back to our investor relations group they can provide that to you.

VINCIQUERRA:

OK. Fair enough. And secondly, I just want to get a feel for kind of hanging your hat on the buy-side clients. Obviously they're really paying the bills here, with your price declines on the sell side. I'm curious if you're seeing any type of pressure coming back from your buy-side clients at this point, given the fact that, you know, they're all struggling to hit their return numbers and find any way to improve their own underlying performance. Are you seeing anybody come back to you and try to lower their own pricing in participating on your network?

NIENSTEDT:

Well, we've done some pricing that's been related to the service levels that buy-side customers require. So we've targeted the combination of technology and service level and type of business that we get from a buy-side customer, and even their cost profile and the way they break down their trades for clearing, and then provided them with different products and services that are more in line with what they're looking for. So for customers that are at the high end of the service requirements from us and at the high end of the cost, we earn a commensurate commission. For customers that have sought something priced lower with lower service, we've provided that.

Overall, we've had good experience on the buy side on pricing. But in the future, if we grow faster some of the lower-priced and lower-service business, we could see a decrease in the average buy-side pricing. But again, we were fairly careful in how we set that up, so that our intent is to grow all of the types of business, and be profitable in all types, although if a lowpriced [group] grows faster than a high-priced one, the average itself will show a change.

VINCIQUERRA:

OK. In general, is it safe to say that it's the largest clients who have the most technology backbone, [rather] than other ones that are, you know, requiring less service and therefore paying slightly lower fees?

BOUHELIER:

It's more that it's not a matter of size, it's about what kind of services they consume. So we actually have very small clients who are very demanding on pricing because, you know, effectively from their perspective, the only thing they're using is our platform and our technology and they also have a way of clearing their business which allows us to keep the clearing cost down. And they don't do allocation and they don't consume our research services and they don't use our trading desk and they don't do all sorts of things which tend to be expensive to us.

And with our new Portal, which we can deliver on the web, even the communication cost becomes very low. So you know, it's not a matter of size, it's more a matter of what service they consume and what is the cost for us to deliver the service. And I will agree with Mark, the one thing we can't forecast is how the business mix is going to change between those different service levels. But I think what we can say is that we have a better tie-up between the way we collect revenue and the way we incur cost. And so hopefully we'll be in a better position to manage the relationship between our revenues and our cost base.

VINCIQUERRA:

OK. Thank you.

OPERATOR:

Thank you. Our next question is from Richard Repetto. Please state your name and ask your question.

RICHARD REPETTO, PUTNAM LOVELL:

Yes. Rich Repetto, Putnam Lovell. I just had a question on the ADF - are you satisfied with how that's developing, and, you know, the platform there? I haven't had an update on that in a while.

BOUHELIER:

No, we're not.

REPETTO:

OK. I mean, could you give more color, Jean-Marc, on that? I mean, seeing that we're only - you know, supposedly if they went on schedule, we'd be a week away. Not likely to happen, but any more color on, you know, what's the problem there, or what are the issues?

BOUHELIER:

Well, there are a number of issues. One of the issues is the connectivity solution, which basically is a proprietary connectivity solution, which would not encourage many people to spend time and resources to connect to it. So we think that unless they provide a connectivity solution which is a market standard, it will actually limit the viability of it. The second issue is the economics, and the fact that if you're quoting on the ADF, and if you use the ADF as your main co-platform, from a financial perspective it actually puts you into a position where you're discriminating vis-a-vis Nasdaq. And then there are some details, also rules and amendments, that we've been debating with them and the SEC. But the two key points are really the economics and the connectivity. And, you know, we need to be confident that the connectivity and the economics are right before we can actually really call it a viable solution.

And I agree with you that it looks like we're only one week or two weeks away. But, you know, from our perspective, a commitment that we had is that a viable solution would be up and running before the new system is launched. So we still believe that [is the] condition for the launch of SuperMontage, and we're still waiting for the regulators - the NASD and SEC -- to work with us to make sure that that happens.

REPETTO:

And from your standpoint, do you feel like there's an effort being made to work with you from that perspective? Is there any way possible to get it done even whether it be, you know, three weeks from now - mid-August.

BOUHELIER:

I think some things are more difficult than others in our request list. So, you know, we've submitted the list of conditions that we think would make it a viable solution, and I think some of them are reasonably easy to achieve and others are more difficult because they require more work. Obviously, if it was designed earlier and it was designed with the right solution, it would have been easier to do it. So we'll have to see. But, you know, from our standpoint, we intend to continue to push that argument because we think that it will be better for the market. And at the same time, we have done all the work that we need to do to be ready to offer our customers the ability to continue to trade with Instinet but also expose their orders to SuperMontage the same way as they can expose their orders to any other market. And I think that's the best we can do [while] waiting for some of the decisions to be made.

REPETTO:

OK. And my last question is the new, excuse me, the block-trading product - I think it's called Targeted Offer ...

BOUHELIER:

Targeted Orders

REPETTO:

It sounds a lot like LiquidNet - you know, anonymous block buy-side trading system. Could you compare and contrast at all with LiquidNet?

BOUHELIER:

Well, I guess there are a couple of things. One is that, as you say, it's negotiation between buyside clients. But there are a couple of things that I think make it quite different. One of them is that we will deliver the functionality in such a way that customers will be able to be constantly exposed to the rest of the market. So we believe that that's actually a big differentiator. And the second big differentiator will be the fact that we have a number of customers who have committed to partner with us to deliver their product. We believe that, combined with Instinet's current liquidity... You know, one of the problems in the last three years is that you have realtime trading systems, such as ECNs and ATS exchanges, who have basically done one thing -- they've made the process of trading very electronic and very fast, but actually reduced transaction size. Then you have [products] like our crossing network, ITG, OptiMark, LiquidNet - that have taken the other approach and said:
"All we're going to do is create a private club that has a private dialogue and that's going find the natural buyer and seller." And I think each of those [approaches] is showing its limits. And what we're going to come to the market with, on Targeted Orders, is something that will combine and better integrate those two aspects of the market, which we think is what the customers are looking for.

REPETTO:

And just one follow-up -- is it tied to the connectivity of the order-management system?

BOUHELIER:

Yes. To the order-management system of the customer, not the order-management system of Instinet.

OPERATOR:

Our next question is from Sean Chin. Please state your name and ask your question.

SEAN CHIN, MERRILL LYNCH:

Hi. Sean Chin, Merrill Lynch. I have two questions. First, I was wondering if you could provide us with an estimate of restructuring charges for the remainder of the year, if any. And second, can you provide us with an update of Island's financials for the second quarter?

NIENSTEDT:

Well, taking your first question, Sean, in part how we look at our cost reduction for [the remainder of] the year does in some ways depend on closing the Island transaction. We've really done a lot of reengineering that we set out to do in the first half of the year, and got that completed. It is possible that we could find a way to continue that in some regard, but it would certainly be on a much lower scale than we've had in the first half of the year - that being separate from our ability to find some synergies when we're able to close the Island transaction. And at this point, we are not providing Island's second quarter financial information.

CHIN:

OK. Thank you.

OPERATOR:

Our next question comes from Charlotte Chamberlain.

CHAMBERLAIN:

Hi. Well, following up immediately on that, you said right now you're not going to do Island. Can we maybe expect it subsequently - maybe in your 10-Q or someplace like that? The other thing - in July, did you have better participation from the buy-side? And during the Analysts' Day, many of us asked about pricing when you and Island get together. I was wondering if you could share with us any more guidance as to how you see the price card developing when you get together with Island.

NIENSTEDT:

Well, we've had no discussions on pricing and we'll not have pricing discussions relative to the Island transaction. We don't have an intent on providing Island financial information at any specific time, but we'll take a look, as we continue to go forward, as to what would be appropriate for that. Your third question had to do with how volumes in our buy-side business look in July. We don't really want, on the earnings call, to give a lot of specific information. We've discussed how we've done on our volumes because we do make that available on our web site on a weekly basis. But we feel good about July.

CHAMBERLAIN:

OK. Well, then, let me just ask one other thing. I mean the volatility has gone from the high-20s at the end of May to - I guess today it averaged, you know, if you measure it by the VIX, 48. I mean that's just a huge spike in volatility. And I was wondering if that - if there's anything in particular that that kind of spike in volatility - I mean, it's a huge difference compared to anything we've seen since Instinet's been a public company. And I was wondering if you could kind of give us any guidance as to what that's doing to your metrics.

NIENSTEDT:

Well, you know, everybody's talking about the volatility in the stock market and what's gone on. We haven't seen that as a key relative statistic to our daily trading volumes in relation to the size of the marketplace. I don't have a sense of that as being an important factor.

CHAMBERLAIN:

OK. Thanks.

OPERATOR:

And I am showing no further questions at this time.

PITT:

All right. Well, thank you for participating in Instinet's second quarter earnings call. We expect to have a transcript of this call on our web site within the next few days. Before you go, we'd like to direct your attention to the last page of the second quarter earnings release - which is available on our web site - which contains information regarding the future availability of information regarding the proposed Island acquisition. Thank you.

[ends]

(c)2002 Instinet Corporation and its affiliated companies. Member NASD/SIPC.
All rights reserved. INSTINET, the INSTINET Mark, Instinet Trading Portal and Newport are service marks in the United States and other countries throughout the world. Approved for distribution in the UK by Instinet Europe Limited, which is regulated by the FSA and a member of the LSE. US broker dealer products and services are offered by Instinet Corporation, a subsidiary of Instinet Group Incorporated (INET). Non-US products and services are offered by Instinet Europe Limited and Instinet Japan Limited, which are INET affiliated companies. Reuters is a majority shareholder of INET. Radianz is wholly owned by Reuters. Island US broker/dealer services through The Island ECN, Inc., member NASD/CSE/SIPC. THE ISLAND ECN, ISLAND and the Stylized Island Mark are service marks of The Island ECN, Inc.

This document is for informational purposes only and does not constitute an offer, solicitation or recommendation with respect to the purchase or sale of any security.

System response times may vary for a number of reasons including market conditions, trading volumes and system performance. Past performance is not indicative of future results.

It is expected that Instinet will file a registration statement and other relevant documents concerning the proposed acquisition of Island ECN (the "Transaction") with the U.S. Securities and Exchange Commission and will mail an information statement to shareholders of Instinet and a prospectus to shareholders of Island. ISLAND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors will be able to obtain these documents free of charge at the Commission's website (www.sec.gov) or from Instinet by directing such requests to: Instinet Group Incorporated, 3 Times Square, New York, New York 10036, Attention:
Investor Relations, tel.: (212) 310-4595.

This document may include certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed or implied by the statements. In particular, statements regarding the consummation of the Transaction are subject to risks that the closing conditions to the Transaction will not be satisfied, including the risk that regulatory approvals will not be obtained, or that tax-free treatment for US purposes for the Instinet shares to be received by the shareholders of Island cannot be achieved. In addition, statements regarding the expected benefits of the Transaction are subject to the risk that expected synergies will not be achieved, risks related to the integration of the companies' operations, and to the general risks associated with the companies' businesses, including those described in Instinet's filings with the SEC, including Instinet's Form 10-K for the fiscal year ended December 31, 2001, under the heading `Certain Factors that May Affect Our Business', and other documents filed with the SEC and available on Instinet's website at www.instinet.com. Certain information regarding Nasdaq trading volumes is also included in Instinet's Form 10-K and on Instinet's website. The registration statement, when it becomes available, will contain additional information regarding Island and the risks associated with its businesses. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Instinet does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.